CERTIFICATE OF AUTHOR

I, Wayne Rogers, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1I am currently employed as a Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2This certificate applies to the Technical Report titled “Silver Sand Deposit Preliminary Economic Assessment” with an effective date of 30 November 2022 (the “Technical Report”), prepared for New Pacific Metals Corp. (“the Issuer”) in respect of the Issuer's Silver Sand property (the "Property").

3I am a graduate of the University of Western Australia in Perth, Australia (Bachelor of Mining Engineering in 2005) and the University of Queensland in Brisbane, Australia (Master of Philosophy (MPhil) in Mining Engineering in 2014). I am a member in good standing of the Engineers and Geoscientists British Columbia (Registration #49953). I have worked as a Mining Engineer for a total of 18 years since my graduation from university and have relevant experience in project management, feasibility studies, and technical report preparations for mining projects. My expertise includes strategic and tactical mine planning, mine design, mine optimization, feasibility studies, and drill and blast.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4I have not visited the Property.

5I am responsible for Sections 15, 16, 22 and parts of 1, 21, 25, 26, and 27 of the Technical Report.

6I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7I have not had prior involvement with the Property.

8I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

9As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 30 November 2022

Signing Date: 14 February 2023

Original signed and sealed by

Wayne Rogers, P.Eng.

Principal Mining Engineer

AMC Mining Consultants (Canada) Ltd.